Noble Energy and Chevron Combination A compelling opportunity to maximize value for shareholders September 2020     Filed by Noble Energy, Inc. pursuant to Rule 425 of the Securities Act of 1933 Subject Company: Noble Energy, Inc. (Commission File No.: 001-07964)

Forward-Looking Statements and Other Matters This presentation contains certain "forward-looking statements" within the meaning of federal securities laws. Words such as "anticipates", "plans", "estimates", "believes", "expects", "intends", "will", "should", "may", and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy's current views about future events. Such forward-looking statements may include, but are not limited to, statements regarding the potential transaction between Chevron and Noble Energy, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction future financial and operating results, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this presentation will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Noble Energy stockholder approval; uncertainties as to the timing to consummate the potential transaction, the risk that a condition to closing the potential transaction may not be satisfied, the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties, the effects of disruption to Chevron’s or Noble Energy’s respective businesses, the effect of this communication on Chevron’s or Noble Energy’s stock prices, the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Noble Energy’s control, transaction costs, Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and other cost synergies and accretion to return on capital employed, free cash flow, and earnings per share, Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations, unknown liabilities, and the diversion of management time on transaction-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals, the potential adverse impact of the COVID-19 pandemic on the Company’s business, financial condition and results of operations, and the markets and communities in which the Company operates and other risks inherent in Noble Energy's businesses that are discussed in Noble Energy's most recent annual report on Form 10-K, quarterly report on Form 10-Q, and in other Noble Energy reports on file with the Securities and Exchange Commission (the "SEC"). These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Noble Energy does not assume any obligation to update any forward-looking statements should circumstances or management’s estimates or opinions change. The SEC requires oil and gas companies, in their filings with the SEC, to disclose proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The SEC permits the optional disclosure of probable and possible reserves, however, we have not disclosed our probable and possible reserves in our filings with the SEC. We may use certain terms in this presentation, such as “net unrisked resources” or “net risked resources” or “discovered resources”, which by their nature are more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. The SEC guidelines strictly prohibit us from including these estimates in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in our most recent Form 10-K and in other reports on file with the SEC, available from Noble Energy’s offices or website, http://www.nblenergy.com. This presentation contains certain non-GAAP financial measures, such as Adjusted Net Income and Adjusted EBITDAX. Reconciliations of these non-GAAP measures to the most comparable financial measure calculated in accordance with GAAP can be found in our most recent earnings release covering the relevant reporting period and the Company’s related Form 8-K both on file with the SEC. Management believes the aforementioned non-GAAP financial measures are good tools for internal use and the investment community in evaluating Noble Energy’s overall financial performance. These non-GAAP measures are broadly used to value and compare companies in the crude oil and natural gas industry. This presentation also contains a forward-looking non-GAAP financial measure of free cash flow, which we define as cash flow from operations (the most comparable GAAP measure) less consolidated capital investments. Because we provide this measure on a forward-looking basis, however, we cannot reliably or reasonably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure, such as future impairments and future changes in working capital. Accordingly, we are unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measure to its most directly comparable forward-looking GAAP financial measure. Management believes this forward-looking non-GAAP measure is a useful tool for the investment community in evaluating Noble Energy’s future liquidity. As with any non-GAAP measure, amounts excluded from such measure may be significant and such measure is not a substitute for the comparable measure calculated in accordance with GAAP. Important Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron Corporation (“Chevron”) filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Noble Energy. Noble Energy mailed a definitive proxy statement/prospectus to stockholders of Noble Energy on or about August 26, 2020. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Noble Energy may file with the SEC and send to Noble Energy’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND NOBLE ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Chevron or Noble Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron are available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Noble Energy are available free of charge on Noble Energy’s website at http://investors.nblenergy.com. Chevron and Noble Energy and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 7, 2020. Information about the directors and executive officers of Noble Energy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 12, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 10, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Transaction Overview Combination with Chevron announced on July 20, 2020 Stock-for-Stock Transaction Total enterprise value, including debt, of the transaction is $13 billion Noble Energy shareholders will receive 0.1191 shares of Chevron for each Noble Energy share Strategic Fit Scale unconventional position with significantly de-risked acreage in the DJ Basin and largely contiguous and adjacent acreage in the Permian Basin Low-capital, cash-generating offshore assets and substantial discovered resources in Eastern Mediterranean and West Africa, strengthening combined global gas business Accretive to Key Noble Energy Metrics Transaction significantly accretive to free cash flow and dividends per Noble Energy share Combined company net debt to LTM EBITDAX of 1.2x compared to 3.4x for Noble Energy standalone Delivers significantly enhanced shareholder returns (>6x annual dividend increase) Path to Close Shareholder meeting to approve the transaction on October 2, 2020 Expected to close early in 4th quarter of 2020 Subject to satisfaction or waiver of regulatory approvals and other customary closing conditions; West Africa (CEMAC) antitrust the only outstanding regulatory approval

Transaction Highlights

www.nblenergy.com | NASDAQ: NBL

## Transaction with Chevron is a compelling opportunity to maximize value for all Noble Energy shareholders

### Greater Scale and Financial Strength

- Ability to invest through commodity price cycles
- Integration across the value chain with geographic and asset diversification
- AA credit rating supports sustainable return of capital to shareholders

### Strong Shareholder Value and Returns

- Attractive premium of 12% to the 10-day average closing price
- Transaction multiple compares favorably with recent transactions and peer trading levels
- Stock-for-stock structure retains upside opportunity for NBL shareholders
- Consistent and growing CVX dividend; best among supermajors

### Independent E&P Sector Downside Risks Mitigated

- Cost of capital and access to capital markets remain challenged and volatile
- Sector and NBL constrained from returning capital to shareholders
- NBL currently exposed to considerable portfolio concentration risk (DJ/EMED)

### Complementary High-Quality Assets

- Cost and infrastructure efficiencies
- Enhances and accelerates value through development of discovered offshore resources
- NBL world-class gas discoveries strong fit for CVX global gas expertise
- CVX highly levered to oil price recovery due to high liquids/oil content

### Superior Outcome for Noble Energy Shareholders

- Rigorous assessment of all potential options
- Thorough process with no stone left unturned
- Broad range of potential counterparties contacted
- Industry-leading counterparty in CVX
- Board unanimously supported the transaction as the best value option

noble energy | 4

Transaction Rationale Strong value, strong combination – best pathway for Noble Energy shareholders Attractive Valuation and Structure Unique Timing Window Board Objectives Satisfied 12% premium to 10-day average closing price 7.3x FY 2021 EBITDAX Fundamental Value 10-year cash flow model with multiple commodity and activity scenarios evaluated +650% increase in dividends per Noble Energy share All Stock consideration retains upside exposure, with less downside risk Leviathan on-line WTI Strip essentially unchanged since announcement Future Uncertainty political risks, ESG pressures, strength and timing of economic recovery, commodity outlook CVX the Right Partner industry in need of consolidation, significant value upside in combined assets and capabilities Delever Chevron’s industry leading balance sheet Consistent Returns supported by attractive dividend Scale portfolio concentration de-risked Enhanced Value through discovered resources and exploration

Key Events Leading to the Transaction with Chevron For over a year, Noble Energy conducted a series of strategic reviews to maximize shareholder value Severe E&P Sector Impact from Macro Events Persistent sector equity underperformance Generalist investors absent from sector Investor calls for industry consolidation at zero premiums Increasing importance of ESG considerations Concerns over the longer-term viability of fossil fuels COVID-19 pandemic Saudi Arabia / Russia oil price war Sector implications Negative shareholder returns Capex reductions impacting future value/growth Rating agency downgrades / challenged outlook Increased cost of capital Intermittent access to debt capital markets Severely constrained ability to return capital to shareholders 1 1 Review of Options Board reviewed multiple pathways, including: Remaining independent / status quo Strategic review of Noble Midstream Numerous Eastern Mediterranean monetization options Acquisition of competitors Merger of equals Sale of the company Proactive engagement with multiple counterparties Noble Energy Board unanimously determined transaction with Chevron represents the superior value alternative for Noble Energy shareholders

Evaluation of Strategic Alternatives Review concluded that a transaction with Chevron represents the superior option for Noble Energy shareholders Chevron proposal superior option Select key conclusions Strategic alternative 11 total parties engaged over the course of the strategic review; no party has approached since the deal was announced Merger of equals Requires multiple consolidation steps to build necessary scale Pro forma leverage remains elevated limiting shareholder returns International assets of limited interest to potential counterparties Global scale and diversity ensure stability through cycles Combined company benefits from fortress balance sheet Leading dividend growth and return of capital strategy Monetization of Eastern Mediterranean Significant tax leakage Loss of FCF generating assets / limited improvement to leverage Limited buyer universe Not maximizing value Eastern Mediterranean strong fit with Chevron’s global gas portfolio Tax efficient merger Buy-in of NBLX Does not address leverage concerns Does not mitigate other issues facing E&P sector Mitigates all major risks associated with standalone business Acquisition Requires multiple consolidation steps to build necessary scale Pro forma leverage remains elevated limiting shareholder returns Large scale operations ensure stability through cycles AA balance sheet supports consistent return of capital to shareholders Standalone status quo Ability to return capital to shareholders is constrained by leverage Considerable portfolio concentration risk associated with Eastern Mediterranean and Colorado AA balance sheet supports consistent return of capital to shareholders Scale and diversified global portfolio mitigates concentration risk Company sale No other counterparty interest (leverage concerns/unique asset base) Industry-leading counterparty Multiple compares favorably to precedent transactions and peer trading

Non-GAAP measure. Term defined in appendix. 1. Benefits of the Chevron transaction

www.nblenergy.com | NASDAQ: NBL

# Compelling Benefits of Stock-for-Stock Transaction Structure

## Transaction provides size, scale and financial strength that supports increased returns to shareholders

| | | noble energy | Chevron | Pro Forma | Pro Forma to NBL Shareholders |
|---|---|---|---|---|---|
| Scale | Market Capitalization as of July 17, 2020 ($ billions) | $4.7 | $163.0 | $167.7 | $5.0 |
| Returns | LTM Free Cash Flow ($ per share) | ($2.36) | $2.66 | $1.99 | $0.24 |
| Returns | Estimated 2021 Annual Dividends ($ millions) | $38 | $9,722 | $10,024 | $301 |
| Returns | Annualized Dividend ($ per share) | $0.08 | $5.16 | $5.16 | $0.61[1] |
| Financial strength | Net Debt / LTM EBITDAX | 3.4x | 1.0x | 1.2x | 1.2x |
| Financial strength | Credit Rating (Moody's / S&P) | Baa3 / BBB- | Aa2 / AA | Aa2 / AA | Aa2 / AA |

**650%+ increase in annualized dividends per Noble Energy share**

***Noble Energy shareholders will benefit from Chevron's industry leading balance sheet, reduced volatility of cash flows and enhanced earnings consistency, as well as Chevron's tremendous resources, expertise and operating capabilities***

*Source: Company filings; Note: NBL total debt and fully diluted shares outstanding includes adjustments for settlement of cash-settled RSUs and is inclusive of restricted stock units and performance shares; Free cash flow calculated as cash flow from operations less capex; NBL capex includes additions to equity method investments; [1] Per share of Noble Energy common stock based on fixed exchange ratio and dividend paid for the quarter ended June 30, 2020*

noble energy | 9

Transaction Represents Attractive Valuation

www.nblenergy.com | NASDAQ: NBL

# Transaction multiple compares favorably to peer trading levels and recent transactions

| Date Announced | Buyer / Seller | Transaction Value ($bn) | % Stock Consideration | Target Pro Forma Ownership | Transaction Value / EBITDAX |
|---|---|---|---|---|---|
| **07/20/2020** | **Chevron / Noble Energy** | **$13.2** | **100%** | **3%** | **7.3x**[(1)] |
| 11/14/2019 | Callon / Carrizo | 2.7 | 100% | 42% | 3.5x |
| 05/09/2019 | Oxy / Anadarko | 56.9 | 22% | 16% | 7.2x |
| 11/01/2018 | Encana / Newfield | 7.7 | 100% | 37% | 4.2x |

| Company | Firm value / EBITDAX |
|---|---|
| **Noble Energy (based on Chevron offer, based on management estimates)** | **7.3x**[(1)] |
| Noble Energy (pre-offer, based on management estimates) | 7.1x[(1)] |
| Noble Energy (pre-offer, based on public information) | 6.3x[(2)] |
| Marathon Oil | 5.4x[(2)] |
| Devon Energy | 4.8x[(2)] |
| Apache Corporation | 7.5x[(2)] |
| Continental Resources | 6.5x[(2)] |

*Source: FactSet, company filings, press releases; Note: Transaction metrics shown at announcement; Chevron / Noble multiple shown as of 2021E EBITDAX based on Noble Energy management Base forecast, all other multiples shown on next twelve months basis at announcement of the transactions; [(1)] Multiple for the Chevron / Noble Energy transaction based on management Base EBITDAX forecast as of 7/17/20 and management balance sheet as of 6/30/20; [(2)] Based on consensus EBITDAX estimates as of 7/17/20 and balance sheets as of 3/31/20 (latest publicly available)*

noble energy | 10

www.nblenergy.com | NASDAQ: NBL

# Transaction Represents Attractive Valuation

## Stock-for-stock merger provides compelling benefits to Noble Energy shareholders

### Acquisition locks in premium during period of uncertainty

**Premiums to average exchange ratios through 7/17/20**


22%
15%
12%
10-day
3-month
Since OPEC+(1)

### Financial benefits of the combination

- ✓ Free Cash Flow **Accretive** for NBL Shareholders
- ✓ Materially Enhanced **Dividend** Payout
- ✓ **Synergies** of ~$300M and Ability to Accelerate Development of NBL Resources
- ✓ Continued Exposure to **Commodity Price Upside**
- ✓ **Downside Resilience** through Balance Sheet Strength
- ✓ **AA Credit Rating** Enhances Ability to Execute Major Offshore Projects / Accelerate Monetization of Discovered Resources

*Source: FactSet, company filings, press releases; (1) Since OPEC+ represents since 3/6/2020 when OPEC+ failed to agree on supply cut*

noble energy | 11

Value Proposition to NBL Shareholders Providing value, security and upside to Noble Energy shareholders Low Commodity Price Scenario Leading Dividend Growth Flexible Capital Balance Sheet Supports Cash Returns Low Breakeven Upside Leverage and Downside Resilience High Commodity Price Scenario Leading Dividend Growth Capital Discipline Surplus Cash Returned to Shareholders Liquids Weighted Chevron presents an attractive opportunity particularly in light of volatility, commodity price uncertainty and a depressed macroeconomic environment Noble Energy standalone leverage not expected to be below 1.5x until 2025(1) (1) Based on projections from management forecast cases

Value Proposition to NBL Shareholders (cont’d) Chevron provides 70%-80% of the upside to oil price that Noble Energy provides, but with just 25% of the downside risk Source: FactSet as of 8/17/2020 (1) Troughs / peaks are defined as periods where WTI hits a price that remains the low/high for a period of at least 60 trading days Rising oil – “trough to peak” median price performance since 2014(1) Falling oil – “peak to trough” median price performance since 2014(1) WTI Noble Energy Chevron

Value Proposition to NBL Shareholders (cont’d) Chevron is highly levered to a recovery in liquids commodity pricing Source: Company filings (1) Represents Upstream segment contribution to adjusted net income for CVX , TOT, and XOM, to CCS earnings for RDS (including integrated gas), and to underlying RC profit before interest and tax for BP; excludes corporate and other segment contributions (2) Natural gas converted to oil equivalent at 6 billion cubic feet = 1 million barrels; RDS does not break out oil production from total liquids production in year-end reports; (3) Represents NBL Upstream contribution to total adjusted EBITDAX 2019 Upstream segment contribution to adjusted earnings(1) Liquids and oil as a percent of 2019 total production(2) NBL 2020E % liquids (% oil): 52% (34%) % oil production % liquids production (3)

Value Proposition to NBL Shareholders (cont’d) Chevron has consistently grown its dividends, even through commodity price downturns Source: FactSet as of 8/18/20; Company filings; Note: Projected DPS based on consensus broker estimates; WTI pricing for 2020E and beyond based on forward NYMEX strip pricing as of 8/18/20 (1) Based on book value of equity CAGR: 6.7% DPS ($) WTI ($/bbl) Debt / cap(1) 24% 34% 34% 26% 20% 17% 13% 9% 10% 10% 10% 8% 8% 12% 15% 20% 24% 21% 18% 18% Chevron has increased its annual dividends per share for the last 33 years

Benefits of Chevron Size and Scale

www.nblenergy.com | NASDAQ: NBL

# Chevron's global scale best positioned to maximize value of Noble Energy's assets

- Combined Company Better Able to Manage Political / Regulatory Risk in Eastern Med.
- Accelerated Monetization of Discovered Conventional Gas Resources
- Chevron Able to Fund Expansion at Significantly Lower Cost of Capital
- Improved Chance of Exploration Success and Future Organic Value


Chevron
Noble Energy
Major projects
Current operations
AOSP, Duvernay, East Coast
heavy and tight oil, offshore
Kazakhstan (Tengiz, Karachaganak)
legacy oil position
Eastern Mediterranean
legacy offshore gas position
DJ Basin
leading shale & tight oil position
San Joaquin Valley
legacy heavy oil
Permian
leading shale & tight oil position
Gulf of Mexico
growing deepwater position
Vaca Muerta
emerging shale & tight oil
Brazil
new deepwater acreage
West Africa
strong deepwater position
Gorgon and Wheatstone
legacy LNG position

*Source: Company filings*

noble energy | 16

Pro Forma Key Assets

www.nblenergy.com | NASDAQ: NBL

# Merger builds substantial scale in North American shale

## Core Noble Energy assets

### Permian Basin (TX)



Ward
Reeves
Pecos
Miles
0 5 10 15 20
Chevron
Noble Energy

Contiguous acreage amplifies leading position in premier unconventional asset

**NBL stats**
92,000 net acres
63,000 Boe/d
~80% liquids

### DJ Basin (CO)



Laramie
Kimball
Weld
Morgan
Miles
0 10 20 30 40
Chevron
Noble Energy

Large-scale inventory, row development efficiencies with existing infrastructure

**NBL stats**
336,000 net acres
144,000 Boe/d
~70% liquids

## Combined U.S. entity

### YE 2019 reserves



NBL
23%
4.2bn
Boe
CVX
77%

### 2019 production



NBL
23%
1.2
Mmboe/d
CVX
77%

**Chevron's manufacturing-proven factory model** with **Noble Energy's extensive onshore experience**

**NBLX brings extensive freshwater, gathering, and long-haul infrastructure** in both Noble Energy key basins

noble energy | 17

www.nblenergy.com | NASDAQ: NBL

# Pro Forma Key Assets (cont'd)

## Merger strengthens a leading offshore / global gas business

### Core Noble Energy assets

#### Eastern Mediterranean


Leb
Palestin
Israel
Egypt
Miles
0 30 60 90 120
Chevron
Noble Energy

Long-lived, low-decline operated production and vast discovered resource in world-class basin

**NBL stats**

311 Mmcfe/d, net

~40 Tcf discovered, gross

#### West Africa


Cameroon
Eq. Guinea
Miles
0 10 20 30 40
Chevron
Noble Energy

Substantial cash flow from oil, condensate fields

High-return gas monetization linked to Global LNG

**NBL stats**

50,000 Boe/d, net

~3 Tcf discovered, gross

### Combined international entity

#### YE 2019 reserves


NBL
12%
9.3bn
Boe
CVX
88%

#### 2019 production


NBL
4%
2.2
Mmboe/d
CVX
96%

Chevron Global gas and LNG expertise provides **massive scale** and likely **accelerates resource development**

### Integrated majors liquefaction capacity (mmtpa)


45
30
15
0
RDS
XOM
CVX
TOT
BP

*Source: IHS Markit*

noble energy | 18

Public Perspectives Regarding the Combination

www.nblenergy.com | NASDAQ: NBL

# Industry experts and analysts recognize the merits of the combination to Noble Energy shareholders

- **Industry Experts and Research Analysts Value CVX Balance Sheet and Financial Flexibility**
- **Operational Reach and Expertise to Unlock Value of NBL Asset Base**
- **International Scale and Reduction of Concentration Risks at CVX Provides Further Uplift**
- **Research Analysts Highlight Dividend Value and Mitigation of Commodity Risk through Integrated Value Proposition**
- **Benefits of Scale Alleviate Perceived Regulatory Risk of Colorado and Eastern Mediterranean and Improve Profitability and Cash Flow to NBL Shareholders**

*"Given transaction is essentially in-line with our price target, we like the deal and believe investors can participate through the upside in CVX which remains a top pick in the integrated space."*

***Tudor, Pickering, Holt & Co., 7/20/20***

*"A combination of regulatory risks in Colorado, limited Permian (Delaware) footprint, mixed news flow from Eastern Mediterranean and noisy consolidated financials were a headwind to the story. Within CVX's larger asset portfolio and slightly stronger balance sheet, these issues may be not be at the forefront. Moreover, the outlook for the operating environment for independent U.S. E&Ps continues to be challenging, and industry consolidation is needed to bring investor capital back to the sector in our opinion. NBL shareholders who accept and retain the ~0.1191 shares of CVX may still participate in the potential resurgence of the Energy sector if consolidation helps stabilize LT commodity prices and improve profitability and cash flows."*

***Wells Fargo, 7/20/20***

*"For Noble shareholders, Chevron equity likely looks like a fine landing spot, even absent a cash sweetener, given Chevron's operational experience for the assets, balance sheet strength, and ability to fund dividends even in a tough market"*

***Enverus, 7/20/20***

Source: Equity research, press releases; Note: Permission to use quotations neither sought nor obtained

noble energy | 19

Non-GAAP measure. Term defined in appendix. 2. Operational and financial risks facing the industry

Key Risks Facing the E&P Industry Large-cap E&Ps face a number of challenges in the current environment Industry remains overleveraged and struggles to deliver shareholder returns US shale faces looming debt maturities over the next decade Industry characterized by high decline rates and increasing breakevens The large cap E&P sector is struggling to attract capital as scale is increasingly important for investors Cost of capital continues to rise across the industry Investment grade rating and scale are key value differentiators across the industry, with large cap independent E&Ps particularly at risk for negative ratings actions ESG is now a key tenet of investing, likely leading to reduced capital availability for E&P sector Increasing investor concern on longer-term fossil fuel outlook Noble Energy’s assets require scale to best deliver strong risk-adjusted returns to shareholders

Composite equity value ($bn) Composite debt / LTM EBITDAX 1 1 Recent dividend changes 3/12/20: APA reduced dividends by 90% 4/7/20: CLR suspended dividends 4/15/20: NBL reduced dividends by 83% 5/6/20: MRO suspended dividends Source: FactSet as of 7/17/2020, company filings; Note: Composite debt / LTM EBITDAX weighted by respective individual debt / LTM EBITDAX multiples as part of the sum of the multiples; Recent dividend changes represent announcements since OPEC+ price war; Companies selected with market capitalization between $2.5 and $15 billion (47%) decrease 1.0x increase Industry remains overleveraged and struggles to deliver shareholder returns Independent E&P Sector Performance

North American Shale Business Model

www.nblenergy.com | NASDAQ: NBL

# US onshore shale industry characterized by high decline rates, increasing breakevens, and negative FCF

## Large-cap E&P sector cumulative free cash flow (2014-2019, $bn)[1]


2014
2015
2016
2017
2018
2019
($7.7)
($18.1)
($19.5)
($21.0)
($21.0)
($21.2)

## Illustrative inventory ranked by breakeven


Illustrative post 10-year breakeven
Illustrative post 5-year breakeven
Current breakeven
Breakeven
Remaining locations

***Assuming most attractive locations are drilled first, average breakevens can increase significantly in a relatively short time period***

*Source: FactSet as of 7/17/2020, company filings; [1] Free cash flow defined as cash flow from operations less capital expenditures; companies selected with market capitalization between $2.5 and $15 billion, includes APA, CLR, DVN, HES, MRO, NBL, and OVV*

noble energy | 23

Value Proposition to NBL Shareholders Investment grade rating and scale are key value differentiators across the industry Source: FactSet as of 7/17/2020. Company filings Note: Inclusive of broad E&P space, excluding Appalachia gas companies Credit rating Scale (Enterprise Value) WTI 1-year stock price returns 5-year stock price returns BBB and above BBB- BB+ and below >$50bn $50bn - $5bn <$5bn

Importance of Size and Scale
www.nblenergy.com | NASDAQ: NBL

## Large cap E&P sector has lost relevance to generalist investors and remains highly fragmented, hindering profitability

### Evolution of E&P companies within the S&P 500


S&P E&P Index as a % of S&P 500
Top 5 E&P companies as a % of S&P 500
Must be of scale to be relevant to potential generalist equity investors
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2.1%
1.2%
1.4%
0.9%
0.6%
0.5%
2010
2015
2020

| # of E&Ps in S&P 500 | 19 | 18 | 11[1] |
|---|---|---|---|

| Benefits of increasing scale | Basin Scale | Total Scale | Asset Diversity |
|---|---|---|---|
| Reduced LOE Unit Costs & Improve Margins | ✓ | | |
| Reduced G&A Unit Costs & Improved Margins | | ✓ | |
| Increased Purchase Power with Supply Chain | ✓ | ✓ | |
| High-grade Development Strategies | ✓ | | |
| Increased Capital Allocation Flexibility | | ✓ | ✓ |
| Ability to Influence Policy | ✓ | ✓ | |
| Better Ability to Fund Innovation & Exploration | | ✓ | |
| Increased Relevance in Capital Markets | ✓ | ✓ | |
| Reduced Portfolio Risk | | ✓ | ✓ |
| Improved Cost of Capital / Access to Capital Markets | | ✓ | ✓ |

*Source: FactSet as of 8/18/20; [1] Index currently includes: APA, COG, COP, CXO, DVN, EOG, FANG, HES, MRO, NBL, and PXD*

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US shale faces looming debt maturities for the next decade Obligations schedule for 40 US shale oil producers ($bn) 64% of shale debt must be refinanced over the next seven years - $71 billion Source: Rystad Energy research and analytics 1.6 11.2 13.3 18.3 15.9 16.3 11.2 13.9 8.1 6.0 2.9 1.9 5.1 2.2 1.8 2.0 1.7 5.4 3.2 1.4 1.2 2.3 4.3 1.3 1.5 3.2 1.6 1.3 2.0 1.7 North American E&P Debt Maturity Profile Peer group of top 40 public US shale oil producers: Abraxas Petroleum, Anadarko, Bonanza Creek Energy, Callon Petroleum, Carrizo Oil & Gas, Centennial Resource Development, Chaparral Energy, Cimarex Energy, Concho Resources, Continental Resources, Devon Energy, Diamondback Energy, Earthstone Energy, Encana, EOG Resources, EP Energy, Extraction Oil & Gas, Halcon Resources, Hess, HighPoint Resources, Jagged Peak Energy, Laredo Petroleum, Lilis Energy, Lonestar Resources, Marathon Oil, Matador Resources, Noble Energy, Oasis Petroleum, Parsley Energy, PDC Energy, Penn Virginia, Pioneer Natural Resources, QEP Resources, Ring Energy, Rosehill Resources, Sanchez Energy Corporation, SM Energy, SRC Energy, Whiting Petroleum, WPX Energy.

A3 A3 Ba1 Ba1 Baa3 Ba1 Ba1 Baa3 Ba1 Ba2 Stable Stable Stable Stable Negative Negative Stable Under Review Stable Negative A- A BBB- BB+ BBB- BB+ BBB- BBB- BBB- BB+ Negative Negative Negative Negative Negative Negative Negative Negative Negative Negative Industry Leverage Profile The large cap independent E&P sector is at risk for negative ratings actions Source: Company filings Indicates negative action taken in last six months 2Q 2020 debt / LTM EBITDAX

Cost of capital continues to rise across the industry Source: FactSet as of 6/30/20; Company filings; Note: Debt / cap based on market value of equity (1) Debt / cap as of 6/30/20 vs. debt / cap as of 12/31/19; (2) 2 year equity beta as of 6/30/20 vs. 2 year equity beta as of 12/31/19 Debt / cap vs. equity beta Change in debt / cap ratio(1) Change in equity beta(2) Median: 18% Median: 0.21 (62%, 2.2) Cost of Capital (17%, 1.3)

Significant move on strip required to materially impact equity values Source: Bloomberg as of 6/27/20 close WTI Strip at 12/31 ($/Bbl) Composite Market Cap ($bn) WTI Strip vs Composite “Large Cap” Market Cap

Global LNG Outlook All time low prices and current supply / demand dislocation are not predicted to be resolved until mid-decade Source: S&P Global Platts, Wood Mackenzie Demand growth driven by China, India, South Korea, and Indonesia (mmt) Global LNG prices have plunged to an all-time low Global LNG supply-demand outlook (US$/Mmbtu) 31-Dec: China alerts WHO of pneumonia cases in Wuhan 15-Jan: Chinese end-users resell cargoes on low winter demand 05-Feb: CNOOC declares force majeure 27-Feb: Optimization, opportunistic demand lifts prices 23-Mar: Qatar sells spot; global pandemic worsens, hits demand 26-Mar: Indian LNG importers declare force majeure Chevron’s size / scale and global footprint best suited to withstand a prolonged LNG imbalance

Rigorous data-based analysis and process Source: Noble Energy management projections Commodity pricing cases Considered full range of commodity scenarios and outcomes, Chevron merger the best value alternative for Noble Energy shareholders Noble Energy Management Projections Three price decks considered Two activity cases Included further investment required to monetize discovered resources Weighted outcomes considered Assessed value, liquidity, and cash return to shareholders

Noble Energy standalone leverage profile challenged for the foreseeable future Source: Noble Energy management projections; Note: For commodity pricing details, please reference “Rigorous data-based analysis and process” Year end net debt / EBITDAX Under the scenarios analyzed by the Noble Board, the earliest Noble Energy would return to 1.5x net debt / EBITDAX would be 2025 Noble Energy Management Projections (cont’d) 1.5x

ESG is now a key tenet of investing, likely leading to reduced capital availability for E&P sector Source: Morningstar, Lipper; (1) Data as of 12/31/2019, includes global fund launches with a geographical focus that includes the U.S. Equity is the fastest growing asset class in global ESG(1) The universe of U.S. ESG-focused funds continues to grow # of ESG-focused funds launched per year Equity CAGR 2011 - 2019: 18% Select comments by investors/institutions “We believe that it is crucial for investors to carry out climate change risk assessments across the whole financial chain. As banks are the biggest lenders, they are a key component of this… The lending practices of many banks poses a serious threat to the goals to the Paris Agreement… We hope the Barclays board formally supports this resolution” Laura Chappell, CEO - Brunel Pension Partnership January 2020 “No energy company will be unaffected by clean energy transitions. Every part of the industry needs to consider how to respond. Doing nothing is simply not an option.” Fatih Birol, IEA Executive Director January 2020 >60% of investors are already investing in or evaluating ESG strategies for their portfolios “I've always believed that you can't manage what you can't measure, and that's especially true with a warming planet. It's imperative that banks like ours continue to develop tools to understand the consequences of climate change across our lending portfolios. We must be willing to have frank conversations with our clients about what they need to do to reduce their emissions — and if we aren't aligned on the need to make this transition, then we must have the courage to walk away.” Michael Corbat, Citi CEO August 2020 ESG is Increasingly a Focus for Investors

Operational and Financial Flexibility Chevron’s financial and operational strength mitigate standalone risks Global Scale and Portfolio Diversification: Mitigates basin-specific concentration as well as perceived political / regulatory risks Eastern Mediterranean Regional Dynamics: Greater operational flexibility to respond to regional supply / demand dynamics and emerging global natural gas competition Lower Cost of Capital: Greater ability to execute major offshore projects and improved access to capital markets, particularly in periods of stress Greater Financial Flexibility: Ability to invest in development and exploration through the commodity price cycle while also delivering stable and growing return of capital to shareholders Efficient development of U.S. Onshore Portfolio: Increased inventory, lower drilling costs, reduced time to first production, increased number of wells drilled per rig Industry-leading ESG performance: Proven track record of protecting the environment, fostering diversity and inclusion, and contributing to the communities in which it operates Noble Energy’s assets require scale to best deliver strong risk-adjusted returns / value to shareholders

Transaction Highlights

www.nblenergy.com | NASDAQ: NBL

# Transaction with Chevron is a compelling opportunity to maximize value for all Noble Energy shareholders

## Greater Scale and Financial Strength

- Ability to invest through commodity price cycles
- Integration across the value chain with geographic and asset diversification
- AA credit rating supports sustainable return of capital to shareholders

## Strong Shareholder Value and Returns

- Attractive premium of 12% to the 10-day average closing price
- Transaction multiple compares favorably with recent transactions and peer trading levels
- Stock-for-stock structure retains upside opportunity for NBL shareholders
- Consistent and growing CVX dividend; best among supermajors

## Independent E&P Sector Downside Risks Mitigated

- Cost of capital and access to capital markets remain challenged and volatile
- Sector and NBL constrained from returning capital to shareholders
- NBL currently exposed to considerable portfolio concentration risk (DJ/EMED)

## Complementary High-Quality Assets

- Cost and infrastructure efficiencies
- Enhances and accelerates value through development of discovered offshore resources
- NBL world-class gas discoveries strong fit for CVX global gas expertise
- CVX highly levered to oil price recovery due to high liquids/oil content

## Superior Outcome for Noble Energy Shareholders

- Rigorous assessment of all potential options
- Thorough process with no stone left unturned
- Broad range of potential counterparties contacted
- Industry-leading counterparty in CVX
- Board unanimously supported the transaction as the best value option

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Non-GAAP measure. Term defined in appendix. 3. Independent Board

Board of Directors Overview Noble Energy’s highly qualified and independent Board Source: Company filings; Note: asterisk denotes independent director Name Jeffrey L. Berenson* James E. Craddock* Barbara J. Duganier* Thomas J. Edelman* Holli C. Ladhani* David L. Stover (Chairman) Scott D. Urban* William T. Van Kleef* Martha B. Wyrsch* Senior Leadership · · · · · · · · · Other Public Boards · · · · · · Industry Experience · · · · · · · · Broad International Exposure · · · High Level of Financial Literacy · · · · · · · Risk Assessment Experience · · · · · · · · · 8/9 Directors are independent Noble Energy Board committed to acting in the best interests of Noble Energy shareholders

Management Incentives Alignment with shareholder interests Source: Company filings Conservative Transaction-Related Compensation Short-term incentives: Payout capped at target, and further pro-rated through the closing Long-term incentives: Options and restricted stock convert to Chevron awards on a value-for-value basis; performance awards converted assuming target performance achievement Market Standard Change of Control Severance Program “Double trigger” provision pays severance only if the transaction closes and senior mgmt. employee is terminated within 12 to 24 months of the change of control Standard severance multiples of 2.99 for CEO, and 2.5 for other NEOs No excise tax gross-ups or other unusual benefits Retention, Recognition and Integration Pool Preserves Shareholder Interests Broad-based pool designed to motivate critical employees towards successful transaction completion and continuity after closing More than 400 total participants More than 50% of the total pool allocated to employees below Vice President level Less than 1/3 of total pool will be delivered to Named Executive Officers

Investor Relations Contact Brad Whitmarsh 281.943.1670 brad.whitmarsh@nblenergy.com Visit us on the Investor Relations Homepage at www.nblenergy.com